Mail Stop 3561

April 29, 2009

Jennifer H. Jarvis
President and Chief Executive Officer
K-Kitz, Inc.
1630 Integrity Drive East
Columbus, OH 43209

        Re: K-Kitz, Inc.
                     Registration Statement on Form S-1
                     Filed April 6, 2009
                     File No. 333-158426

Dear Mr. Jarvis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Facing Page

1. We note that you have not marked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis. If so, please check the box for Rule 415. Otherwise, explain to us why your offering is not a delayed or continuous offering under Rule 415.

Front Cover of Prospectus

2. Please revise to leave the date of the prospectus at the top of the cover page undated as that date should be the date of the effectiveness of the registration statement. Alternatively, please remove this date reference as one already appears at the bottom of the page.

3. Throughout your prospectus, please revise to clarify that the 180-day offering time period begins upon effectiveness of this registration statement. Though you provide this disclosure in some places in your registration statement, please ensure that you have provided it throughout.

4. In an appropriate place in your prospectus, please disclose to shareholders how you will advise them that you have extended the offer for 90 days, should you choose to do so. Your disclosure on page 24 would seem to indicate that you will file a post-effective amendment in the event the offering is extended.

5. We note the disclosure that you will promptly return funds held in escrow if the minimum offering amount is not met within the specified period of time, as required by Exchange Act Rule 10b-9. We have taken the position that "promptly" means the next business day or as soon as possible after the offering's termination. Revise to disclose this requirement.

We use a small number of suppliers for our products, and rely on them for prompt shipment and quality control, page 6

6. Please eliminate the disclosure indicating that you have never experienced any difficulty with the quantity or quality from your product suppliers since it mitigates the point of the risk. Alternatively, delete the risk altogether if it does not pose a material risk of which investors should be made aware.

Our technology and know-how is unpatented and others may seek to copy it without compensating us, page 6

7. This risk factor indicates that you do not patent your "technology or other know-how developed by [you] relating to [y]our decontamination chambers or pumps…" Please revise your Business discussion to explain how you contribute technology to the products you sell. Your disclosure on page 17 indicates that you purchase all of your products from third party sources and that you custom design and assemble your kits for resale but it makes no mention of any technology or other know-how that you have developed. Please revise or advise.

Finra sales practice requirement may limit a stockholder's ability to buy or sell our stock, page 7

8. Please revise this risk factor to avoid using the term "penny stock" as many investors may be unfamiliar with this term. Alternatively, refer readers to your expanded discussion of this term that appears later in your prospectus.

Use of Proceeds, page 9

9. Pursuant to Item 504 of Regulation S-K, your application of proceeds table should indicate how the <u>net</u> proceeds of the offering will be utilized. Accordingly, please revise your use of proceeds table and related discussion. Although you disclose that the registration costs will be paid from cash on hand, net proceeds must reflect the direct offering costs.

10. Please disclose that the two offering scenarios presented are for illustrative purposes only and the actual amount of proceeds received, if any, may differ.

Determination of Offering Price, page 10

11. Please revise to clearly disclose how you determined the offering price. The existing disclosure states that it was arbitrarily determined but you then disclose four factors. Please clarify how the four factors you cite contributed to your offering price determination.

Dilution of the Price You Pay For Your Shares, page 10

12. We have reviewed your dilution disclosures and have the following comments:

- Tell us how you calculated the December 31, 2008 pre-offering net tangible book value of $60,143. Since it appears you do not have any intangible assets recorded as of your fiscal year-end, please clarify why your equity balance of $35,578 does not represent net tangible book value.

- Please note that you should reflect the $39,000 of estimated offering costs as a reduction to post-offering net tangible book value. Accordingly, it appears post-offering net tangible book value assuming 100% of the shares are sold would be only $61,000 greater than the pre-offering amount.

- Please revise your disclosures under each offering scenario to clearly disclose the net tangible book value per share before the offering, pro forma net tangible book value per share after the offering, the increase in net tangible book value per share attributable to new investors, and dilution per share to new investors.

- It appears that the "Price per share" line item at the top of your table on page 11 represents the net tangible book value per share after the offering. Please revise this line item description as it could easily be confused with the price per share of the offering.

- Considering you disclose on page 10 that your existing affiliated stockholder paid $45,000 for 4,500,000 shares of common stock, please clarify how you determined the $16,868 amount included in the "Capital contribution of existing stockholder" line item.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

13. We note your disclosure, "We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments." Please revise your statement to include a statement to the effect that you do not undertake the obligation to update your forward statements except to the extent required by federal securities laws.

14. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the increase in your cost of sales percentage from fiscal year 2007 to 2008 is due to greater volume from your contract with the Franklin County, Ohio Board of Health and you indicate that selling, general and administrative expenses remained at consistent levels despite more than doubling your sales. Please explain why increased volumes with that specific customer led to reduced margins and why SG&A expenses and operating income remained constant despite a significant increase in sales. A discussion of the relevant factors and trends that led to the changes in cost of sales, SG&A expenses, and other income statement line items would be beneficial to a reader. In particular, your MD&A should include descriptions and amounts of:

- Matters that are expected to have a material impact on future operations but that have not had an impact in the past;

- Matters that have had a material impact on reported operations but are not expected to have an impact upon future operations, and;

- Matters that have had a material impact on past operating results and involve prospective effects.

See SEC Release No. 33-8350.

15. Where you describe business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item. For example, with respect to the change in revenue from fiscal year 2007 to 2008, please quantify the extent to which the change is attributable to greater volume from your contract with the Franklin County, Ohio Board of Health. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 14

16. We note your indication that your principal capital resources have historically been provided through advances from Jennifer Jarvis. Revise to quantify how much she has provided and the terms pursuant to which she has provided these resources. If she has loaned you money, please discuss the terms of the loan(s) and provide applicable disclosure under Certain Relationships and Related Transactions, on page 22, pursuant to Item 404 of Regulation S-K.

Recent Accounting Pronouncements, page 16

17. Although you should have already adopted the recent accounting pronouncements disclosed in this section, your disclosures indicate that management either does not expect adoption to have a material impact on your financial statements or that management is still evaluating the effect adoption will have on your financial statements. If true, please confirm that you adopted these accounting pronouncements within your historical financial statements and revise your disclosures accordingly.

Business, page 17

18. Please revise this discussion to elaborate upon how you intend to generate revenues from sales of your kits. For example, explain how school systems and municipalities have accounted for a majority of your revenues; in doing so, discuss how they became your customers, the likelihood that they will generate any revenues as a result of refill and/or replacement sales and how you intend to identify new customers and whether you expect your new customers to constitute school systems and municipalities. We note your indication that you "intend to implement an extensive marketing plan to reach the maximum number of potential customers to grow demand;" please provide additional detail about your extensive marketing plan.

Executive Officer Compensation, page 20

19. We note that, notwithstanding the fact that you have no compensation to disclose, your Summary Compensation Table does not appear to reflect the implementation of the new disclosure requirements relating to executive compensation. Refer to Securities Act Releases 8732A and 8765 and Question 7 of the "Executive Compensation and Related Person Disclosure Transition Questions and Answers" located at our web-site at www.sec.gov. Please revise accordingly.

Plan of Distribution and Terms of the Offering, page 24

20. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed. Please provide similar disclosure on page 27, where you discuss the timeframe for purposes of obtaining a trading symbol.

21. You state that an extension of the offering period beyond 180 days will entitle investors to a refund of their investment. Clarify whether your option to extend the offering for 90 days will trigger this provision.

Description of Securities, page 28

22. You indicate here that stockholders are permitted to vote their shares cumulatively and yet the company's Certificate of Incorporation makes no mention of such rights. Please revise or advise.

Balance Sheet, page F-3

23. You disclose in Notes 7 and 9 that you redeemed the 100 common shares outstanding as of December 31, 2008 during January 2009 and issued 4,500,000 common shares to your CEO. Please include a pro forma balance sheet as of December 31, 2008 presented along side of the historical balance sheet that gives effect to this change in capitalization and excludes the effects of the offering proceeds. Please also present pro forma EPS computations on the face of your income statements for the fiscal years presented that give effect to the 4,500,000 shares issued to your CEO.

Notes to Financial Statements, page F-7

Note 5. Provision for Income Taxes, page F-12

24. Please revise your footnote to include all of the income tax disclosures required by paragraphs 43-49 of SFAS 109. In doing so, we note that you have a deferred tax asset line item on your balance sheet but there is no deferred tax expense or benefit reflected in your income tax expense or, as described in paragraph 28(a) of SFAS 95, as a reconciling item on your statements of cash flows.

Note 8. Related Party Transactions, page F-15

25. As required by Rule 4-08(k) of Regulation S-X, please identify and state the amounts of your related party transactions on the face of the consolidated balance sheets, income statements, and/or statements of cash flows.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

⋅ the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Spencer G. Feldman, Esq.
         Greenberg Traurig, LLP